

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 16, 2021

Via E-Mail
Tobias L. Knapp, Esq.
O'Melveny & Myers LLP
Times Square Tower
Seven Times Square
New York, NY 10036

> **Re:** **Taronis Fuels, Inc.**
> **Definitive Additional Materials filed on Schedule 14A**
> **Filed March 15, 2021**
> **File No. 000-56101**

Dear Mr. Knapp:

We have reviewed your filing and have the following comments.

Definitive Additional Materials filed on Schedule 14A

1. We note your statement that "Taronis shareholders should not be misled by the false information being disseminated by the Welo/Wetherald activist group. The activist's diatribe of manufactured grievances is nothing more than an attempt to distract shareholders from the fact that they are trying to steal the company, to take control without paying shareholders for it." Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

2. With a view toward future revised disclosure, please tell us why you introduce uncertainty about whether the company, your directors and officers are participants in the solicitation by stating that they "may be deemed" participants.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions